FUTURE ENERGY CORP.

March 8, 2012

Kevin Dougherty

Laura Nicholson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Future Energy Corp.

Registration Statement on Form S-1

File No. 333-170201

Acceleration Request

Requested Date: March 12, 2012 5:00 pm Eastern Standard Time

Dear Mr. Dougherty/ Ms. Nicholson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Future Energy Corp. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-170201) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

Future Energy, Corp.

/s/ George Paquet

By: George Paquet,

Its:  President and CEO